Ebix, Inc

April 16, 2020

Via EDGAR

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

United States Securities & Exchange Commission

100 F Street NE Washington, DC 20549

Re:	Ebix, Inc.

Form 10-K for the fiscal year ended December 31, 2019

Form 8-K filed March 2, 2020

File No. 000-15946

Dear Mr. Krikorian:

Ebix, Inc. (the “Company’, “its”, “we”, or “our”) hereby submits this letter in response to the comments from the staff of the Securities and Exchange Commission (the “Staff”) received via email in your letter dated March 12, 2020 with respect to certain items in the above-captioned Forms 10-K and 8-K. This letter will respond of your comment in the order it is presented in your letter with the exact text of the comment reproduced below in bold text and the Company’s response immediately thereunder. The Company welcomes the opportunity to address any Staff questions with respect to these responses, its periodic disclosures, and/or its current filings.

Form 10-K for the fiscal year ended December 31, 2019

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 32

1.

Tell us why you do not include a discussion of how the Yatra combination is expected to impact your financial condition and operating performance. In this regard, the pending acquisition including its purchase price consideration and allocation will have a significant impact on your trends. We further note that Series Y Convertible preferred stock (“Series Y”) will be issued as consideration for this acquisition and this stock is listed on your balance sheet. Please provide your analysis of the redemption feature and support how you intend to classify the Series Y shares in your balance sheet. Tell us how you will account and value the redemption feature or put right embedded in the preferred shares. Further, tell us how you will determine the fair value the Series Y shares. Cite the authoritative literature you relied upon to support your accounting. We refer you to Section III.A of SEC Release No. 33-8350.

In preparation of the 2019 Form 10-K, the Company carefully considered pertinent regulations, including Section III.A of SEC Release No. 33-8350, and concluded that the Ebix-Yatra business combination at the time of the 2019 Form 10-K filing was not appropriate for discussion of prospective matters regarding future operating performance and financial condition. This transaction had not (and still has not) been submitted to or approved by the Yatra shareholders. Additionally, the preliminary S-4 registration statement (“S-4”) that was filed with the SEC on January 17, 2020 was (and is) still subject to regulatory approval. Thus, at the time of the 2019 Form 10-K filing the Yatra business combination was, and continues to remain in a tentative state. Any public statements that Ebix or Yatra have made regarding the proposed business combination have continued to refer to same as pending shareholder and regulatory approval.

With regards to the Series Y shares, we evaluated this security for purposes of the pro forma balance sheet in the S-4. The preferred stock will be classified as temporary equity (mezzanine equity), and the accompanying notes to the unaudited pro forma financial information provide a description of the redemption and conversion features of the Series Y shares. Within the S-4 and the accompanying pro forma information the put right is identified as a bifurcated liability which is stated at its estimated fair value pending an independent valuation to be performed if the transaction is consummated. Finally, the notes to the pro forma information in the S-4 provide disclosure of the approach to the determination of fair value of the Redeemable Preferred Stock. To facilitate the review by the staff, we have included the relevant disclosures immediately below:

•

Shares of Series Y Preferred Stock issued in connection with the Merger shall be redeemed by Ebix at the option of an individual holder of shares of Series Y Preferred Stock at a price equal to (i) the Series Y Original Issue Price per share, plus (ii) all declared but unpaid dividends thereon, multiplied by (iii) 0.90 (the “Redemption Price”). Holders of the Series Y Preferred Stock may exercise this right during the period beginning on the date that is 25 months from the date the Series Y Preferred Stock is first issued and ending on the date that is 26 months from the date that Series Y Preferred is first issued.

•

A portion of the total purchase consideration was allocated to this put liability based on its initial fair value, which was determined to be $4.14 million. This is preliminary and subject to change as a result of an independent valuation and could affect the total amount of purchase consideration. Potentially, decreases in the fair value of the preferred shares at the date of acquisition could reduce Ebix’s income available to common shareholders.

Valuation of Goodwill, page 47

2.

You disclose that you have considered the guidance within ASC 350 and ASC 280 in concluding that you effectively operate as one reporting unit which appears to be a change from four reporting units. Please tell us if you performed an interim goodwill impairment test of your four goodwill reporting units in the third quarter as a result of the change. For any interim impairment test performed, tell us the results of the test and the percentage by which the fair value exceeded the carrying value. If no interim impairment test was performed, please tell us how you concluded that there were no triggering events necessitating an impairment test in light of the change in the composition and carrying amounts of your reporting units. We refer you to ASC 350-20-35-30 and 350-20-35-3C.

In response to the Staff’s comment, the Company performed in the prior year its annual impairment test as of September 30, 2018, using a quantitative impairment test of its four reporting units. Each of the reporting units’ fair value was in excess of carrying value; accordingly, the Company did not recognize an impairment charge in 2018. As noted immediately below, the results of the independent valuation specialist’s report were as follows:

•	Exchanges: Fair Value $1.32 billion; Carrying Value $1.14 billion

•	Risk Compliance Solutions: Fair Value $158 million; Carrying Value $128 million

•	Broker Systems: Fair Value $58 million; Carrying Value $18 million

•	Carrier Systems: Fair Value $25 million; Carrying Value $13 million

Prior to its annual testing date as of September 30, 2019, the Company considered the guidance in ASC 350-20-35-30 and 350-20-35-3C to determine if goodwill was required be tested at an interim date. In assessing the need for an interim goodwill impairment test, we considered the performance of our four reporting units, as well as the relevant business facts and circumstances, including an evaluation of financial and industry trends. We also considered if the change in reporting units, in and of itself, necessitated an interim impairment analysis. During the past year there had been no significant change in the carrying amount of the net assets, nor expectation of selling or disposing of all or any portion of the those four reporting units. Given the performance of the reporting units, and most particularly our Exchange reporting unit which represented 89% of our goodwill as of December 31, 2018, and in consideration of the projections utilized in the 2018 analysis, we did not believe that it was more likely than not the fair value of any of the reporting units was less than the carrying amount.

Notes to Consolidated Financial Statements

Revenue Recognition and Contract Liabilities, page 69

3.

Your response to prior comment 2 includes two statements (1) “the license does not exist in accordance with paragraph 606-10-55-54(a)” and (2) “We do have separate software licensing arrangements that provide the customer the right to use software.” Please clarify how these two statements apply to your SaaS arrangements. Revise your disclosure to clearly identify the performance obligations included in Insurance Exchange arrangements (i.e. SaaS, licensing, etc.) and whether those arrangements include or do not include the license of intellectual property under ASC 606. Indicate whether some arrangements contain a software license which is recognized at a point in time. Describe how fees for hosting the SaaS performance obligation are charged and indicate whether the transaction fees are payments for those services. Clarify the nature of Subscription services as the disclosure indicates that this service primarily consist of post-contract support services. In addition, please provide disclosures of revenues recognized at a point in time and over time for each product line disclosed in your footnote. We refer you to ASC 606-10-50- 91(f).

In response to the Staff’s comment, and to clarify our previous response, we provide access to our SaaS platform at times with no upfront customization (although this is more unusual). In this case, the processing of transactions is the only performance obligation and transaction fees are considered variable consideration and are accounted for using the as invoiced practical expedient on a monthly basis (see also the response to Comment 4. below). As previously noted, where there are upfront customization fees, these are considered in conjunction with the transaction processing as one performance obligation and recognized over time. We also have separate software licensing unrelated to our SaaS platform which is recognized at a point in time when the license is transferred to the customer. If there are subscription, or post-contract support-fees consisting primarily of phone support, these are considered a separate performance obligation and recognized over time.

Our revenue disclosures are structured in a way that we believe fulfills the requirements of ASC 606 and attempts to provide a presentation that is relevant to the users in that it follows the way we discuss our business (Insurance Exchanges, EbixCash Exchanges, and Risk Compliance Solutions).

We have discussed in Note 1 to our consolidated financial statements the various types of contracts and related performance obligations with our customers in our Insurance Exchange business: SaaS, software licenses, subscription services, transaction fees and professional services.

We disclose that, “Set-up and customization services, related to our SaaS platforms, are not considered to be distinct from the usage fees associated with the SaaS platform and, accordingly, are accounted for as a single performance obligation.” To the extent that a SaaS contract includes subscription services or professional services, apart from the upfront customization, these are considered separate performance obligations. Post set-up phase professional services consist of consulting and training. Within each of the disclosed categories (which are essentially performance obligations) in our Insurance Exchange business, we disclose whether revenue is recognized at a point in time or over time.

In response to the Staff’s request to provide disclosures of revenues recognized at a point in time and over time for each Insurance Exchange product lines, we considered ASC 606-10-55-90 and ASC 606-10-55-91(f), and concluded that none of the following considerations were relevant to our business operations such that would warrant further disaggregation of revenues, beyond what is already presented in tabular format in the footnotes to our financial statements.

a.	Disclosures presented outside the financial statements (for example, in earnings releases, annual reports, or investor presentations);

b.	Information regularly reviewed by the chief operating decision maker for evaluating the financial performance of operating segments; and,

c.

Other information that is similar to the types of information identified in (a) and (b) and that is used by the entity or users of the entity’s financial statements to evaluate the entity’s financial performance or make resource allocation decisions.

We further considered the staff’s comment with regard to the further disaggregation of revenue with regard to the timing of recognition (ASC 606-10-55-91(f)). To do so would be inconsistent with how we present or discuss our business to investors. When we initially adopted ASC 606, we thoughtfully considered the disaggregation that would be most useful and whether further disaggregation of Insurance Exchange revenue would provide valuable information. It was our conclusion at that time, and continues to be our conclusion, that our presentation is both the most useful and mirrors our discussion, management and presentation of our business.

4.

You disclose that variable consideration and transaction fees under your SaaS arrangements are recognized by applying the invoice expedient in ASC 606-10-55-18. Explain whether the performance obligations under these arrangements are a series of distinct goods or services pursuant to paragraph ASC 606-10-25-14(b). If so, explain why you do not recognize the variable consideration in accordance with ASC 606-10-32-39 through 40 instead of utilizing the invoice expedient.

As noted above, the transaction fees discussed here are related to arrangements with customers in which upfront customization does not occur. In other words, the only performance obligation relates to the transaction processing. The Company considers these arrangements to be a series of distinct services that are substantially the same. Our efforts and the customer’s usage of the processed transactions are generally measured and invoiced on a monthly basis; accordingly, we avail ourselves of the as invoiced practical expedient set forth in ASC 606-10-55-18.

As we previously discussed, we do have SaaS contracts where there are upfront customization fees. In this instance, the upfront customization fees and the transaction fees are considered to be one performance obligation and recognized over time (contract duration). A client’s transaction volume tends to remain fairly consistent during the contract duration without material fluctuations. From a practical perspective, the invoiced amount is a reasonable approximation of the revenue that would be allocated to the related period under the variable consideration guidelines in 606-10-32-40.

Form 8-K filed March 2, 2020

Reconciliation of EBITDA, GAAP net income and diluted earnings per share to non-GAAP net income and diluted earnings per share, page 3

5.

Please tell us how you determined the Non-GAAP Adjustments to calculate the Non-GAAP Net Income and Non-GAAP Operating Income were one-time and non-recurring in nature as these items appear to be a part of operational and normal expenditures. Refer to Question 100.01, 100.04, and 102.03 of the Non-GAAP Compliance and Disclosure Interpretations as well as Item 10(e)(1)(ii)(B) of Regulation S-K.

In reviewing the reconciliation of Non-GAAP Net Income and Operating Income, some of the adjustments include items that are not non-recurring. Below, by line item are each of the items the Company indicated was a non-recurring or one-time item and why the Company reached this conclusion.

•	Impact of net Nonrecurring Bad Debt Reserve for certain accounts receivable in the India e-government business sector, offset by noncontrolling interest for JV Partner

This disclosure is related to a one-time bad debt reserve booked in the Company’s joint venture entity, for outstanding dues from the Government of India’s Department of Telecom undertaking (BSNL); associated with its delay of payments to all vendors on account of funding delays from the Indian federal Government (the “Government”). The Company booked the bad debt reserve in spite of having obtained written assurance from BSNL that it would clear all our outstanding’s as soon as they receive the sanctioned funding (in process). We consider this reserve as a one-time activity, since BSNL is entirely owned and funded by the Government, apart from holding a strong credit rating and the Government’s approval of a special package in to continue funding BSNL in view of its importance to the nation’s telecom and security apparatus.

•	One-time expenses related to synergies and redundancies being implemented (operating)

This disclosure is related to non-recurring costs associated with restructuring, acquisition, and integration initiatives such as reduction of staff, airport, and remittance operating costs pertaining to our Travel, Foreign Exchange, and Payment Remittance businesses. In future filings, we will refer to this as “Restructuring, Acquisition, Integration, and other expenses” and will include a footnote it to more fully describe the disclosure.

•	Non-recurring year-end adjustments in Q4, including acquisition related reserves, bad debt reserves, legal costs etc. (operating)

This disclosure is primarily related to non-recurring costs associated with pre-acquisition receivables, pre-acquisition legal contingencies, acquisition related bad debt reserves, and one-time acquisition related expenses including legal costs.

•	Non-recurring Legal expense including for Yatra acquisition (operating)

This disclosure relates to legal costs associated with acquisitions, including the Yatra acquisition. In future filings we will refer to this and similar costs as “Acquisition Legal Costs” and will footnote it to more fully describe this disclosure.

•	Non-recurring intercompany FX loss unrelated to end customers (non-operating).

This disclosure relates to period-to-period foreign exchange re-measurement incurred through intercompany obligations and includes both gains and losses, as applicable. In future filings, we will refer to this as “Intercompany Foreign Exchange losses (gains)”, and we intend to continue to include both gains and losses, as applicable.

•	One-time tax benefit (non-operating)

This disclosure relates to a one-time adjustment to tax benefit as a result of the 2017 Tax Act and its effect on our overall tax accruals.

In future earnings releases the Company will provide additional information and detail in the Non-GAAP reconciliation in its press release emphasizing which items included in the calculation of non-GAAP net income and non-GAAP Operating income were one time and non-recurring in line with the SEC guideline.

In addition, we will in our future press releases add Non-GAAP disclosure as follows:

Non-GAAP Financial Measures and Other Metrics

This press release contains the following non-GAAP financial measures: non-GAAP net income (loss), non-GAAP operating income and non-GAAP Earnings per share. Non-GAAP operating income (loss), non-GAAP net income (loss) and non-GAAP EPS from operations may exclude: stock-based compensation, change in fair value of contingent consideration, as well as other non-cash items and certain non-recurring expenses that are not associated with our ongoing operating business activities. Non-GAAP operating income (loss), non-GAAP net income (loss) and non-GAAP EPS from operations may also exclude the effect of any acquisition related expenses, legal expenses associated with such acquisitions or legal expenses associated with non-operating activities and any foreign currency effects of intercompany activities that have no impact on our ongoing operating business.

Ebix believes that these non-GAAP financial measures and other metrics provide useful information to management and investors regarding certain financial and business trends relating to Ebix’s financial condition and results of operations. The Company’s management uses these non-GAAP measures and other metrics to compare the Company’s performance to that of prior periods for trend analysis, for purposes of determining executive and senior management incentive compensation, and for budgeting and planning purposes. The Company believes that the use of these non-GAAP financial measures and other metrics provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures and other metrics to investors.

Management of the Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is the exclusion of significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. Ebix urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including the financial tables at the end of this press release, and not to rely on any single financial measure to evaluate the Company’s business.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments related this filing, please contact the undersigned at Steve.Hamil@ebix.com.

Very truly yours,

/s/ Steven M. Hamil
Steven M. Hamil
Chief Financial Officer

cc:	Robin Raina, Chief Executive Officer

Charles M. Harrell, Esq.

Susan Sidwell, Esq.